File: 082-04144



April 1, 2003

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the invitation to the shareholders to attend 2002 Annual Ordinary General Assembly by the Board of Directors.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,



Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.



ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ

THE BOARD OF DIRECTORS' INVITATION TO THE ORDINARY GENERAL ASSEMBLY

REG.NO: 91324 / 036346

The Annual Ordinary General Assembly of our Company is to be held on 14th April 2003 Monday at 14:00 in the meeting room at the address "Esentepe Mahallesi, Anadolu Caddesi No:3 Kartal / Istanbul", to discuss and decide upon the agenda set forth below.

The shareholders must submit their share certificates or a document showing the blockage of share certificates in a bank to the Company, until latest one week before the Assembly, and obtain an entrance card, in order to attend the Assembly and to use their votes.

We kindly request our shareholders to attend the meeting in person, on the hour, day and place arranged, or send their attorney. The shareholders who will be represented by their attorneys must prepare the attorney forms, according to the form given below or to obtain this form from Anadolu Efes Biracılık ve Malt Sanayi A.Ş. This power of attorney must be notarized and be submitted to Anadolu Efes Biracılık ve Malt Sanayi A.Ş., as per the provisions of the Capital Market Board communiqué Serial.IV No.8 issued in the Official gazette on 9 March1994.

In accordance with the 362nd Article of the Turkish Commercial Code; the Balance Sheet, Income Statement as well as the reports of the Board of Directors, the Internal Auditors and the Independent External Auditors will be available for examination of our shareholders at the address "Bahcelievler Mahallesi, Adnan Kahveci Bulvarı No.5, Bahçelievler / Istanbul" as of 28th March 2003 Friday.

AGENDA

1. Election of the Board of the Assembly and authorization of the Board of the Assembly to sign the Minutes of the Meeting on behalf of the General Assembly.
2. Reading out and discussion of the reports of the Board of Directors, Internal Auditors and the Independent External Audit Company as well as the Income Statement and Balance Sheet for 2002 calendar year, and decision on the distribution of profits.
3. Decision to acquit the members of the Board of Directors and Internal Auditors.
4. Election of the new members of the Board of Directors in place of those whose terms of office have expired and determine the terms of office and remuneration.
5. Election of the new members of the Internal Auditors in place of those whose terms of office have expired and determine the terms of office and remuneration.
6. Authorization of the members of the Board of Directors as per Articles 334 and 335 of the Turkish Commercial Code.

7. As per Article 14 of the Capital Markets Board communiqué regarding "External Independent Audit", in place of the independent external audit company whose term of service has expired at the end of 2002 fiscal year, the approval for the selection by the Board of Directors of Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. for the audit of the accounts and transactions in 2003 fiscal year,.
8. Closing.

File: 082-04144

POWER OF ATTORNEY

TO THE BOARD OF THE GENERAL ASSEMBLY OF ANADOLU EFES BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ

I assigned ....as attorney to represent me, to vote, to propose offers and to sign the necessary documents, as per the views I stated below, at the Ordinary General Assembly to be held at "Esentepe Mah Anadolu Cad No.3 Kartal / Istanbul" at 14:00 on Monday 14th April 2003.

A. THE COVERAGE OF POWER OF REPRESENTATION

a. Attorney is authorized to vote as per his/her own views for the all items of the agenda;

b. Attorney is authorized to vote for the items of the agenda as per the instructions set forth below;

   Special instructions: ....

c. Attorney is authorized to vote as per the proposals of the company management

d. For other issued that might arise in the meeting, the attorney is authorized to vote as per the instructions set forth below, (If no instruction is given, then the attorney uses his/her vote freely)

   Special Instructions:..........................

B. SHARE CERTIFICATE OWNED BY SHAREHOLDER

a. Issuance and serial

b. Number

c. Quantity - nominal value

d. Bearer or registered

Name, surname and title of the shareholder:

Signature:

Address:

NB: One of the options (a), (b) or (c) will be selected in Section A, explanation will be made for (b) and (d).